UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 2 )*
                                         ----

                        PRINCETON VIDEO IMAGE, INC.
                         --------------------------
                              (Name of Issuer)

                       Common Stock, par value $.001
                       -----------------------------
                       (Title of Class of Securities)

                                 742476104
                                 ---------
                               (CUSIP Number)

                                Eduardo Sitt
                     Presencia en Medios, S.A. de C.V.
                              Palmas #735-206
                              Mexico, DF 11000
                                   Mexico
                               (525) 202-2383

                              With a copy to:
                              Joseph A. Stern
                  Fried, Frank, Harris, Shriver & Jacobson
                             One New York Plaza
                          New York, NY 10004-1980
                               (212) 859-8000
------------------------------------------------------------------------------
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                             February 18, 2003
                        ----------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  742476-10-4                13D                Page 2 of 10 Pages

   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Presencia en Medios, S.A. de C.V.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) |_|
         (See Instructions)                                   (b) |X|

   3     SEC USE ONLY

   4     SOURCE OF FUNDS (See Instructions)

                  WC; OO

   5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  Mexico

                     7    SOLE VOTING POWER
    NUMBER OF                      3,917,105
      SHARES
   BENEFICIALLY      8    SHARED VOTING POWER
     OWNED BY                      3,408,203
       EACH
    REPORTING        9    SOLE DISPOSITIVE POWER
      PERSON                       3,917,105
       WITH
                     10   SHARED DISPOSITIVE POWER
                                   3,408,203

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  7,325,308

   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (See Instructions)    |X|

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  33.4%

   14    TYPE OF REPORTING PERSON (See Instructions)
                  OO

CUSIP No.  742476-10-4                13D                Page 3 of 10 Pages

   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Presence in Media LLC

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) |_|
         (See Instructions)                                   (b) |X|

   3     SEC USE ONLY

   4     SOURCE OF FUNDS (See Instructions)

                  OO

   5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

                     7    SOLE VOTING POWER
    NUMBER OF                      0
      SHARES
   BENEFICIALLY      8    SHARED VOTING POWER
     OWNED BY                      3,408,203
       EACH
    REPORTING        9    SOLE DISPOSITIVE POWER
      PERSON                       0
       WITH
                     10   SHARED DISPOSITIVE POWER
                                   3,408,203

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  3,408,203

   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (See Instructions)    |_|

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  17.6%

   14    TYPE OF REPORTING PERSON (See Instructions)
                  OO

                                SCHEDULE 13D

          This Statement on Schedule 13D (this "Statement") relates to the Common Stock, par value $.001 (the "Common Stock"), of Princeton Video Image, Inc. (the "Issuer" or "Princeton Video Image"), and amends the
Schedule 13D filed on October 1, 2001, as amended by Amendment No. 1, dated November 13, 2001.

ITEM 1    SECURITY AND ISSUER.

          Unchanged.

ITEM 2.   IDENTITY AND BACKGROUND.

          Unchanged.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Item 3 is amended by adding the following paragraph:

     Presencia made the purchase of the Convertible Note described in Item 4 using its working capital to finance such purchase.

ITEM 4.   PURPOSE OF TRANSACTION.

          Item 4 is amended by adding the following paragraphs:

     On February 18, 2003, Presencia purchased from the Issuer a Convertible Promissory Note (the "Convertible Note") in the amount of $1,500,000, pursuant to a Note Purchase and Security Agreement entered into with the Issuer and PVI Holding, LLC ("PVI Holding") on the same date (the "Note Purchase Agreement"). The Convertible Note bears interest at a rate of 10% per year and matures on July 30, 2003, unless extended for up to two years by Presencia. Presencia has the right to convert the Convertible Note, in whole or in part, at any time into shares of common stock of the Issuer (a) at a conversion price of $0.75, and (b) following the consummation of the first new financing following the issuance of such Convertible Note in which the Issuer sells any of its securities, subject to specified exceptions for certain issuances (a "New Financing"), at a conversion price of $2.50, in each case subject to adjustment as provided for in the Convertible Note. In addition, in the event of a New Financing, at any time while the Convertible Note is outstanding, the Convertible Note may be converted by Presencia into the kind and number of shares of the security issued in such New Financing on such terms and conditions of that New Financing. The Issuer may not enter into any New Financing at a price below $0.38 without the consent of Presencia. If the Issuer consummates more than one New Financing during the period that the Convertible Note is outstanding, Presencia has the right to convert the Convertible Note under the terms of any such New Financings at any time (even if later New Financings were done on different terms and prices). The Issuer may repay the Convertible Note at any time, subject to Presencia having the right to first convert as provided in the Convertible Note.

     To secure payment of its obligations under the Convertible Note, the Issuer granted Presencia a security interest in all of the assets, rights and other property of the Issuer, now existing or acquired in the future. The Convertible Note is subject to all of the terms and conditions set forth in the Intercreditor Agreement, dated as of February 18, 2003, between Presencia and PVI Holding.

     The Note Purchase Agreement also grants Presencia an option for 30 days for Presencia and/or its designees to purchase convertible promissory notes in an aggregate amount of $1.5 million. In connection with the exercise of such option, (a) the exercise price and expiration date of the warrants previously issued by the Issuer to Presencia and Presence in Media (including certain warrants that would have otherwise expired by their terms) will be amended and (b) if Presencia requests, the Issuer will deliver to Presencia's designees warrants to purchase up to an aggregate of 100,000 shares of Common Stock.

     The summary set forth herein of certain provisions of the Convertible Note and the Note Purchase Agreement does not purport to be a complete description thereof and is qualified in its entirety by reference to the full provisions of the Convertible Note and the Note Purchase Agreement filed as Exhibits to this Statement.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Item 5 is amended in its entirety as follows:

          The percentages set forth in this Item 5 are based on 18,487,802 shares of Common Stock outstanding, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002, filed November 14, 2002.

          (a) Presencia directly beneficially owns 1,336,711 shares of Common Stock, the Convertible Note which is convertible into 2,000,000 shares of Common Stock at an initial conversion price of $0.75 and warrants to purchase 580,394 shares of Common Stock, and may also be deemed to indirectly beneficially own 2,544,435 shares of Common Stock and warrants to purchase 863,768 shares of Common Stock held by Presence in Media, resulting in beneficial ownership of 7,325,308 shares of Common Stock, or approximately 33.4% of the outstanding Common Stock.

          Presence in Media directly beneficially owns 2,544,435 shares of Common Stock and warrants to purchase 863,768 shares of Common Stock, resulting in beneficial ownership of 3,408,203 shares of Common Stock, or approximately 17.6% of the outstanding Common Stock.

     Eduardo Sitt owns options to purchase 44,166 shares of Common Stock. Each of David Sitt and Roberto Sonabend has been granted (a) options to purchase 235,000 shares of Common Stock in connection with his service as co-Chief Executive Officer of the Issuer and (b) options to purchase 275,000 shares of Common Stock in connection with his service as Corporate Vice President of Publicidad Virtual, S.A. de C.V ("Publicidad Virtual"), the Issuer's wholly owned subsidiary.

          (b) Presencia has sole power to vote and dispose of 3,917,105 shares of Common Stock and shared power to vote and dispose of 3,408,203 shares of Common Stock. Presence in Media has shared power to vote and dispose of 3,408,203 shares of Common Stock.

          (c) As more fully discussed in Item 4: (i) On September 20, 2001, the Issuer issued, in the aggregate, 2,678,353 shares of Common Stock and warrants to purchase 1,036,825 shares of Common Stock to Presencia and Presence in Media in exchange for the outstanding capital stock of Publicidad Virtual, (ii) on November 8, 2001, Presencia purchased 615,385 shares of Common Stock from the Issuer for $3.25 per share and (iii) on February 18, 2003, Presencia purchased the Convertible Note from the Issuer.

          (d) Not applicable.

          (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Unchanged.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Item 7 is amended by adding the following Exhibits;

          Exhibit F: Note Purchase and Security Agreement, dated February 18, 2003, by and among Presencia, the Issuer and PVI Holding, LLC.

          Exhibit G: $1,500,000 Convertible Promissory Note, dated February 18, 2003.

                                   SIGNATURES
                                   ----------

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 20, 2003

                                PRESENCIA EN MEDIOS, S.A. DE C.V.

                                By:  /s/ David Sitt
                                   ------------------------------------------
                                   Name:  David Sitt
                                   Title: Director General


                                PRESENCE IN MEDIA LLC
                                By: Presencia en Medios, S.A. de C.V.,
                                  its sole member

                                By:  /s/ David Sitt
                                   ------------------------------------------
                                   Name:  David Sitt

                                   Appendix 1
                                   ----------

                             Joint Filing Agreement
                             ----------------------


The undersigned agree that the foregoing Statement on Schedule 13D is being filed with the Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k)(1).



Dated:  February 20, 2003
                                PRESENCIA EN MEDIOS, S.A. DE C.V.

                                By: /s/ David Sitt
                                   ------------------------------------------
                                   Name:  David Sitt
                                   Title: Director General


                                PRESENCE IN MEDIA LLC
                                By: Presencia en Medios, S.A. de C.V.,
                                  its sole member

                                By: /s/ David Sitt
                                   ------------------------------------------
                                   Name:  David Sitt